UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Incurrence of Loss on Transaction of Derivatives

On August 14, 2026, SK hynix Inc. (the “Company”) reported the incurrence of a loss on transaction of derivatives as follows:

1. Type of Derivative Product		Exchangeable bonds

2. Details of loss	Loss Amount (excluding previously reported amounts) (Won)	3,977,121,095,025
	The Company’s Total Equity (Won)	120,666,750,890,698
	Ratio of Loss Amount to the Company’s Total Equity as of December 31, 2025 (%)	3.3
	Large-scale Corporation	Applicable

3. Reason for loss

- The loss on transaction of derivatives and loss on valuation of derivatives were recognized for accounting purposes due to exercises of the exchange rights under the exchangeable bonds issued by the Company on April 11, 2023, and increases in the Company’s share price, among other factors.

- Under International Financial Reporting Standards as adopted in Korea, the embedded derivatives in the exchangeable bonds have been measured at fair value and reflected in the Company’s financial statements. Accordingly, there is no actual cash outflow.

- As the loss on transaction of derivatives and loss on valuation of derivatives relating to the Company’s exchangeable bonds are offset by the Company’s gain on disposal of treasury shares recognized when the Company’s exchangeable bonds are exchanged into its common shares, their overall impact on the Company’s total equity is minimal.

4. Date of Incurrence of Loss (Confirmation Date)		August 14, 2026

5. Other Important Matters Relating to Investment Decision

Cumulative Loss on Derivatives for the first half of 2026 (January 1, 2026 to June 30, 2026):

Loss on Transaction of Derivatives (Won):	3,977,121,095,025
Loss on Valuation of Derivatives (Won):	—
Total (Won):	3,977,121,095,025

-

The “Loss Amount (excluding previously reported amounts) (Won)” set forth in Item 2 above is the derivatives-related loss incurred by the Company in the first half of 2026 and may be subject to change depending on the results of the audit by the Company’s external auditor.

-	The “Company’s Total Equity (Won)” set forth in Item 2 above is based on the amount set forth in the Company’s consolidated financial statements as of December 31, 2025.

-	The “Date of Incurrence of Loss (Confirmation Date)” set forth in Item 4 above is the date on which the Company submitted its semi-annual business report for the first half of 2026.

-

As all exchanges of the Company’s then-outstanding exchangeable bonds were completed during the first half of 2026, the Company did not recognize any loss on valuation of derivatives relating to the exchangeable bonds during such period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: August 14, 2026